OWENS REALTY MORTGAGE, INC.

February 8, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Attention: Michael McTiernan, Assistant Director
Mail Stop 4561
Division of Corporate Finance
100 F Street, NE
Washington, DC 25049

Re:           Owens Realty Mortgage, Inc.
 Registration Statement on Form S-4
 File No. 333-184392

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”) does hereby respectfully request acceleration of the effective time of the above-referenced registration statement, as amended (the “Registration Statement”) so that it may become effective at 4:00 p.m. (Washington, D.C. time) on February 12, 2013 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Venable LLP, by calling Eric R. Smith, Esq. at 410-528-2355. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Venable LLP, by electronic mail to Eric R. Smith, Esq. at ERSmith@Venable.com, or by fax at 410-244-7742, attention Eric R. Smith, Esq.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 8, 2013

                         Sincerely,

                             /s/ William C. Owens
                                  William C. Owens
                                  Chief Executive Officer, President and
                                  Director of Owens Realty Mortgage, Inc.

cc: Bryan Draper
      Daniel Worley
      James J. Hanks, Jr., Esq.
      Eric R. Smith, Esq.